Exhibit 99.1

Jumei Reports Unaudited Third Quarter 2014 Financial Results

BEIJING, Nov. 19, 2014 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced its unaudited financial results for the quarter ended September 30, 2014. The Company will host a conference call to discuss the results at 7:30 AM U.S. Eastern Standard Time on November 20, 2014 (8:30 PM China time on the same day).

Third Quarter 2014 Highlights

•	Total net GMV[1] increased by 31.4% year-over-year to US$273.0 million, primarily due to a 23.8% increase in the number of active customers[2] and a 14.1% increase in total orders[3]

•	Net revenues increased 28.0% year-over-year to US$157.7 million

•	Gross profit as a percentage of net revenues decreased to 38.0% from 43.7% in the same period of 2013. Gross profit as a percentage of total net GMV decreased to 22.0% from 25.9% in the same period of 2013. The decreases were primarily due to an increase in promotional activities, which led to relatively higher pricing discounts, as well as the higher value-added tax paid as a result of a shift from beauty product marketplace sales to merchandise sales

•	Net income attributable to ordinary shareholders increased by 88.6% year-over-year to US$19.5 million

•	Non-GAAP net income attributable to ordinary shareholders[4] was US$21.0 million, an increase of 87.4% from the same period of 2013

[1]	"Net GMV" means the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services plus corresponding payables to third-party merchants;
[2]	"Active customer" means a customer that made at least one purchase during a specified period;
[3]	"Total orders" means the total number of orders placed during a period, excluding rejected or returned orders;
[4]	"Non-GAAP net income attributable to ordinary shareholders" is a non-GAAP financial measure defined as net income attributable to ordinary shareholders excluding share-based compensation expenses. See "Use of Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results".

Mr. Leo Chen, founder and CEO of Jumei, stated, "We just delivered the tenth consecutive quarter of strong growth and profitability. Despite this being a quarter of transition, we saw net income attributable to ordinary shareholders increase by 88.6% and mobile transactions as percentage of net GMV reach 57%. As we communicated to investors during our IPO roadshow, we are working to eventually move most of our beauty product marketplace sales to merchandise sales. We began this move in September and expect to complete it by the end of this year. Marketplace beauty product sales will then be replaced by direct brand cooperation, department store purchases and Jumei Global. Jumei Global was officially launched in September and has quickly ramped up. This strategic transition gives us further control over the entire beauty supply chain and further strengthens our quality control.

"Our company strives for zero tolerance when it comes to quality issues and we have long been setting industry standards for quality control. In October, we commenced operations at our in-house spectrum analysis lab. As of November, the lab is routinely testing around 300 SKUs per month, including the SKUs from customer returns.

"We also continue to develop and reinforce the Authentic Beauty Product Alliance (ABPA). As of September 30, 2014, the ABPA had 102 members. Since the second quarter of this year, brands that have joined the ABPA include Elizabeth Arden, Whoo, Aupres, Jurlique, Chando, Za, and others."

Unaudited Third Quarter 2014 Financial Results

Total net revenues were US$157.7 million, an increase of 28.0% from US$123.3 million in the third quarter of 2013. This increase was primarily attributable to the rise in the number of active customers and total orders. The number of active customers increased by 23.8% to 5.2 million from 4.2 million in the same period of 2013. The number of total orders increased by 14.1% to 10.5 million from 9.2 million in the same period of 2013.

Gross profit was US$59.9 million, an increase of 11.4% from US$53.8 million in the third quarter of 2013. Gross profit as a percentage of net revenues decreased to 38.0% from 43.7% in the same period of 2013. Gross profit from merchandise sales as a percentage of net GMV of merchandise sales decreased to 29.4% from 33.8% in the same period of 2013, and gross profit as a percentage of net GMV decreased to 22.0% from 25.9% in the same period of 2013. The decrease was primarily due to the launch of a variety of new promotional marketing activities as well as an increase in value added tax as the Company saw a shift in sales from marketplace sales to merchandise sales.

Total operating expenses were US$42.7 million, an increase of 28.0% from US$33.4 million in the third quarter of 2013. The increase reflected the Company's overall business expansion. Operating expenses as a percentage of total net GMV decreased to 15.7% from 16.1% in the same period of 2013, primarily due to greater economies of scale.

•	Fulfillment expenses were US$16.6 million, an increase of 9.9% from US$15.1 million in the same period of 2013. This was mainly due to an increase in the number of orders fulfilled. Fulfillment expenses as a percentage of total net GMV decreased significantly to 6.1% from 7.3% in the same period of 2013, primarily due to greater economies of scale and improving efficiencies in the Company's fulfillment.

•	Marketing expenses were US$16.0 million, an increase of 29.2% from US$12.4 million in the same period of 2013. The increase was primarily a result of the higher number of marketing campaigns and brand promotion activities that Jumei launched during the quarter, and reflects the Company's efforts to grow its customer base and further gain market shares in the beauty and apparel markets. Marketing expenses as a percentage of total net GMV decreased slightly to 5.9% from 6.0% in the same period of 2013.

•	Technology and content expenses were US$6.0 million, an increase of 111.7% from US$2.9 million in the same period of 2013. The significant increase reflects Jumei's continuous investments in the Company's information technology platform and commitment to attract top research and development talent in order to provide better technology-enabled services to both consumers and merchants. Technology and content expenses as a percentage of total net GMV increased to 2.2% from 1.4% in the same period of 2013.

•	General and administrative expenses were US$4.1 million, an increase of 33.9% from US$3.1 million in the same period of 2013. The increase was mainly due to an increase in general and administrative staff headcount to support business expansion and growth. General and administrative expenses as a percentage of total net GMV was 1.5%, which is unchanged from the same period of 2013.

Income from operations was US$17.2 million, a decrease of 15.8% from US$20.4 million in the same period of 2013.

Non-GAAP income from operations, which excludes US$1.5 million in share-based compensation expenses, was US$18.7 million, a decrease of 12.2% from US$21.3 million in the same period of 2013.

Net income attributable to ordinary shareholders was US$19.5 million, an increase of 88.6% from US$10.3 million in the same period of 2013, partially as a result of the conversion of the Company's preferred shares into ordinary shares at the completion of the IPO in May, 2014. Net margin attributable to ordinary shareholders increased to 12.4% from 8.4% in the same period of 2013. Net income per basic and diluted ADS were US$0.13 and US$0.13, compared with US$0.17 and US$0.12 for the same period of 2013, respectively.

Non-GAAP net income attributable to ordinary shareholders, which excludes share-based compensation expenses, was US$21.0 million, an increase of 87.4% from US$11.2 million in the same period of 2013. Non-GAAP net margin attributable to ordinary shareholders increased to 13.3% from 9.1% in the same period of 2013. Non-GAAP net income per basic and diluted ADS were US$0.15 and US$0.14, compared with US$0.19 and US$0.13 in the same period of 2013, respectively.

Share Count

The Company's weighted average number of ADSs used in computing diluted earnings per ADS was 150,594,342.

Balance Sheet

As of September 30, 2014, the Company had cash and cash equivalents of US$182.0 million, and short-term investments of US$410.4 million.

Company Guidance

The Company reiterates its guidance provided in August 2014. For fiscal year 2014, the Company expects non-GAAP net income to be between US$81 million and US$87 million, representing year-over-year growth of approximately 40% to 50%. These forecasts reflect the Company's current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call

Jumei's management will host a conference call on Thursday, November 20, 2014 at 7:30 a.m. U.S. Eastern Standard Time (8:30 p.m. Beijing/Hong Kong Time on the same day) to discuss the financial results.

The dial-in details for the earnings conference call are as follows:

Hong Kong:	800-908-575 (Toll Free)
3056-2688 (Toll/Mobile)

China:	800-803-6152 (Toll Free)
400-603-9021 (Toll/Mobile)

USA:	1-877-679-2987 (Toll Free)
646-502-5131 (Toll/Mobile)

UK:	0800-376-2927 (Toll Free)
020-7660-2114 (Toll/Mobile)

Participant PIN Code:	900139#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Standard Time, December 18, 2014. The dial-in details for the replay are as follows:

Hong Kong and International:	852-3060-0238

USA:	1-866-345-5132

Passcode:	213897#

A live and archived webcast of the conference call will be available on the Investor Relations section of Jumei's website at http://jumei.investorroom.com/.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles ("GAAP"), Jumei uses non-GAAP income from operations, non-GAAP net income attributable to ordinary shareholders, non-GAAP net margin attributable to ordinary shareholders and non-GAAP net income per ADS, by excluding share-based compensation expenses from operating profit and net income attributable to the Company's shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand Jumei's operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess Jumei's core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of Jumei's results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating Jumei's performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's No. 1 online retailer of beauty products as measured by gross merchandise volume, with a market share of 22.1% in 2013, according to a commissioned research report by Frost & Sullivan. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com website and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jumei's strategic and operational plans, contain forward-looking statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, results of operations and financial condition; the expected growth of the Company's curated sales, online shopping mall and flash sales in China; the Company's ability to attract and retain new customers and to increase revenues generated from repeat customers; its ability to obtain the authorization of more exclusive products; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China's online retailers of beauty products; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Jumei's filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	December 31, 2013	September 30, 2014
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	111,402	182,039
Short-term investments	4,100	410,418
Loan receivables	-	3,207
Accounts receivable, net	2,807	4,548
Amount due from related parties	-	172
Inventories	32,653	64,180
Advances to suppliers	22,343	13,621
Prepayments and other current assets	9,289	23,130
Deferred tax assets	292	289
Total current assets	182,886	701,604

Non-current assets:
Property, equipment and software, net	5,394	8,377
Intangible assets, net	36	12
Goodwill	2,320	2,320
Deferred tax assets	2,706	2,140
Other non-current assets	1,969	2,178
Total non-current assets	12,425	15,027
Total assets	195,311	716,631

Current liabilities
Accounts payable	88,766	145,375
Amount due to related parties	280	-
Advances from customers	4,506	5,263
Tax payable	16,264	14,870
Accrued expenses and other current liabilities	9,835	12,836
Total current liabilities	119,651	178,344
Non-current liabilities
Other non-current liabilities	-	907
Total non-current liabilities	-	907
Total liabilities	119,651	179,251
Mezzanine Equity
Series A-1 Redeemable Preferred Shares	647	-
Series A-2 Redeemable Preferred Shares	8,854	-
Series B Redeemable Preferred Shares	7,683	-
Total mezzanine equity	17,184	-

Shareholders' equity:
Ordinary shares	20	36
Additional paid-in capital	32,652	457,678
Statutory reserves	449	449
Retained earnings	24,238	78,707
Accumulated other comprehensive income	1,117	510
Total shareholders' equity	58,476	537,380
Total liabilities, mezzanine equity and shareholders' equity	195,311	716,631

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended
	September 30, 2013	June 30, 2014	September 30, 2014
	US$	US$	US$
Net revenues:
Merchandise sales	104,885	123,316	138,559
Marketplace services	18,369	31,043	19,187
Total net revenues	123,254	154,359	157,746
Cost of revenues	(69,448)	(82,843)	(97,824)
Gross profit	53,806	71,516	59,922
Operating expenses:
Fulfillment expenses	(15,059)	(19,524)	(16,556)
Marketing expenses	(12,375)	(21,933)	(15,990)
Technology and content expenses	(2,855)	(4,681)	(6,043)
General and administrative expenses	(3,099)	(4,307)	(4,149)
Total operating expenses	(33,388)	(50,445)	(42,738)
Income from operations	20,418	21,071	17,184
Other income/(expenses):
Interest income	201	2,206	5,320
Others, net	(5)	1,488	1,866
Income before tax	20,614	24,765	24,370
Income tax expenses	(4,261)	(5,587)	(4,874)
Net income	16,353	19,178	19,496
Accretion to preferred share redemption value	(449)	(235)	-
Income allocation to participating Redeemable Preferred Shares	(5,567)	(3,589)	-
Net income attributable to ordinary shareholders	10,337	15,354	19,496

Net income	16,353	19,178	19,496
Foreign currency translation adjustment, net of nil tax	339	17	122
Comprehensive income	16,692	19,195	19,618

Net income per share
- Basic	0.17	0.15	0.13
- Diluted	0.12	0.13	0.13
Net income per ADS (1 ordinary share equals to 1 ADS)
- Basic	0.17	0.15	0.13
- Diluted	0.12	0.13	0.13

Weighted average shares outstanding used in computing net income per share
- Basic	60,122,899	102,350,714	144,712,235
- Diluted	83,375,808	114,512,550	150,594,342

	For the three months ended
	September 30, 2013	June 30, 2014	September 30, 2014
	US$	US$	US$

Share-based compensation expenses included are follows:
Fulfillment expenses	151	243	243
Marketing expenses	181	1,130	278
Technology and content expenses	234	418	369
General and administrative expenses	308	701	618
Total	874	2,492	1,508

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended
	September 30, 2013	June 30, 2014	September 30, 2014
	US$	US$	US$
Income from operations	20,418	21,071	17,184
Share-based compensation expenses	874	2,492	1,508
Non-GAAP income from operations	21,292	23,563	18,692

Net income attributable to ordinary shareholders	10,337	15,354	19,496
Share-based compensation expenses	874	2,492	1,508
Non-GAAP net income attributable to ordinary shareholders	11,211	17,846	21,004

Non-GAAP net income per share
- Basic	0.19	0.17	0.15
- Diluted	0.13	0.16	0.14
Non-GAAP net income per ADS (1 ordinary share equals to 1 ADS)
- Basic	0.19	0.17	0.15
- Diluted	0.13	0.16	0.14
Non-GAAP weighted average shares outstanding used in computing net income per share:
- Basic	60,122,899	102,350,714	144,712,235
- Diluted	83,375,808	114,512,550	150,594,342